Exhibit 21.1

Our corporate structure, including our principal operating subsidiaries, is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization
Allied Esports Media, Inc.	Delaware
Club Services, Inc.	Nevada
WPT Enterprises, Inc.	Nevada
Peerless Media Holdings Limited	Gibraltar
Peerless Media Limited	Gibraltar
Allied Esports International, Inc.	Nevada
eSports Arena Las Vegas, LLC	Delaware
Allied Esports GmbH	Germany
Esports Arena, LLC (25% ownership interest)	California